SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)1

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 827057100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057100	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,922,964
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,922,964
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at October 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. 827057100	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,922,964[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,627,602[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,922,964[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,627,602[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,369,277[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,922,964 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 2,627,602 shares of Common Stock held by its investment advisory clients, 2,446,313 of which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at October 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. 827057100	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 692,891[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 692,891[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .7%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley and Co. Inc. has shared voting and dispositive power over 692,891 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at October 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. 827057100	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,922,964[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,320,493[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,922,964[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,320,493[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,062,168[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,922,964 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 2,627,602 shares of Common Stock held by its investment advisory clients, 2,446,313 of which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.   B. Riley and Co. Inc. has shared voting and dispositive power over 692,891 shares of Common Stock held by a managed account, with which it

CUSIP No. 827057100	13D	Page 6

is indirectly affiliated. Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc.

Based on 103,562,820 shares of common stock of Silicon Storage Technology, Inc. (the “Issuer”) outstanding at October 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. 827057100	13D	Page 7

Item 1.

Security and Issuer

Common Stock of Silicon Storage Technology, Inc. (“Common Stock”)

1171 Sonora Court

Sunnyvale, California  94086

Item 2.

Identity and Background

(a)

(i)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(ii)

B. Riley and Co. Inc. (Delaware corporation)

(b)

(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the controlling shareholder and Chairman of B. Riley and Co. Inc. (“BRC”).  BRC has shared investment and voting power with respect to a managed account.

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s purchases were made with its funds.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

RIM believes the shares of the Issuer to be significantly undervalued. RIM believes the sum of the parts of the Issuer, including cash of $168 million, equity investments which RIM believes are worth in excess of $100 million, annual licensing revenue of over $35 million, existing NOR flash business and robust pipeline of non-commodity products are worth significantly more than the Issuer’s current market capitalization of $321 million.  In fact, when one backs out cash and investments, the market is valuing SST’s NOR flash business, product pipeline and licensing revenue stream at only $60 million—which RIM believes to be an extremely low valuation by any measure.  RIM has communicated this view to the Issuer’s management.  Although the current options investigation seems to have clouded investors’ view of the Issuer, RIM believes that recent data points appear to be encouraging.  For example a September 10th article in DIGITIMES suggests the Issuer’s capacity is fully booked and that the Issuer may have difficulty meeting demand from motherboard manufactures. The article goes on to suggest that this

CUSIP No. 827057100	13D	Page 8

tight environment may persist for some time.  RIM’s desire, at this point in time, is to work assiduously and aggressively with the current management team on behalf of all shareholders.  RIM’s sincere hope is that management and the Board of Directors share its sense of urgency. If they do not, it will force RIM to take a more proactive approach, one which will include, among other things, the nomination of new directors.

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, seeking representation on the Board of Directors, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

In the ordinary course of business, BRC effects transactions in connection with its ordinary course market making activities, as well as for customer transactions.  The transactions effected by the other Reporting Persons in Common Stock that have taken place in the past 60 days are set forth on Exhibit A.

(d)

RIM’s advisory clients and BRC’s managed account, respectively, are entitled to any dividends or proceeds paid with respect to stock held by such persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM, BRC and RIP are described above under Item 2(c) above.  The relationship between RIM and other investment advisory clients and BRC and a managed account are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

Exhibit A:  Certain Transactions in Common Stock

CUSIP No. 827057100	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley and Co. Inc. By: s/ Bryant R. Riley___________________________ Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Certain Transactions in Common Stock

Master Fund	Trans Code	Quantity	Price	Trade Date
	BY	94,950	3.6193	7/26/2007
	BY	50,361	3.62	7/27/2007
	BY	126,493	3.6073	7/30/2007
	BY	478,587	3.6092	7/31/2007
	BY	255,407	3.6068	8/1/2007
	BY	252,405	3.5618	8/2/2007
	BY	28,958	3.5363	8/3/2007
	SL	(18,342)	3.2208	8/6/2007
	BY	72,886	2.93	8/7/2007
	SL	(160,125)	2.9	8/8/2007
	BY	95,914	2.9175	8/8/2007
	BY	68,005	2.7499	8/10/2007
	BY	546,286	3.09	8/13/2007
	SL	(1,287,161)	3.12	8/13/2007
	BY	240,568	3.0826	8/14/2007
	BY	351,985	3.0221	8/15/2007
	BY	120,977	2.992	8/16/2007
	BY	51,520	3.0181	8/17/2007
	BY	50,000	3.02	8/20/2007
	BY	30,924	3.02	8/21/2007
	BY	95,328	3.051	8/22/2007
	BY	102,498	3.1207	8/24/2007
	BY	65,700	3.1259	8/27/2007
	BY	123,403	3.0729	8/28/2007
	BY	82,350	3.0584	8/30/2007
	BY	3,087	3.08	9/4/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	BY	9,977	3.6193	7/26/2007
	BY	7,174	3.6193	7/26/2007
	BY	5,292	3.62	7/27/2007
	BY	3,805	3.62	7/27/2007
	BY	13,292	3.6073	7/30/2007
	BY	9,558	3.6073	7/30/2007
	BY	50,288	3.6092	7/31/2007
	BY	36,162	3.6092	7/31/2007
	BY	26,837	3.6068	8/1/2007
	BY	19,299	3.6068	8/1/2007
	BY	27,812	3.5618	8/2/2007
	BY	18,841	3.5618	8/2/2007
	BY	3,043	3.5363	8/3/2007
	BY	2,188	3.5363	8/3/2007

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date

	SL	(1,946)	3.2208	8/6/2007
	SL	(1,383)	3.2208	8/6/2007
	BY	8,031	2.93	8/7/2007
	BY	5,441	2.93	8/7/2007
	BY	10,569	2.9175	8/8/2007
	BY	172,177	2.9	8/8/2007
	BY	7,159	2.9175	8/8/2007
	SL	(12,052)	2.9	8/8/2007
	BY	7,673	2.7499	8/10/2007
	BY	5,088	2.7499	8/10/2007
	BY	43,109	3.0826	8/14/2007
	BY	17,787	3.0826	8/14/2007
	BY	63,247	3.0221	8/15/2007
	BY	26,129	3.0221	8/15/2007
	BY	13,330	2.992	8/16/2007
	BY	9,031	2.992	8/16/2007
	BY	9,257	3.0181	8/17/2007
	BY	3,825	3.0181	8/17/2007
	BY	18,417	3.1207	8/24/2007
	BY	7,609	3.1207	8/24/2007
	BY	11,805	3.1259	8/27/2007
	BY	4,877	3.1259	8/27/2007
	BY	11,282	3.0729	8/28/2007
	BY	6,346	3.0729	8/28/2007
	BY	1,287,161	3.03	8/28/2007
	BY	11,271	3.0684	9/5/2007
	BY	4,405	3.0684	9/5/2007
	BY	77,244	3.0684	9/5/2007
	BY	61,189	3.0535	9/6/2007
	BY	196,821	3.0599	9/7/2007
	BY	63,065	3.0661	9/10/2007
	BY	100,667	3.1371	9/11/2007
	BY	145,403	3.2339	9/12/2007

B. Riley	Trans Code	Quantity	Price	Trade Date
	BY	692,891	2.6804	8/9/2007